                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.___) *


                              Raptor Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  753817 10 5
                         ------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------------                                  ---------------------
  CUSIP No. 753817 10 5                                     Page 2 of 9 Pages
            -----------                                         ---  ---
-------------------------                                  ---------------------



--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Greylock Equity Limited Partnership
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [  ]

                                                                   (b) [  ]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                              5   SOLE VOTING POWER

         NUMBER OF                   - 3,755,255 -
          SHARES         -------------------------------------------------------
       BENEFICIALLY           6   SHARED VOTING POWER
         OWNED BY
           EACH                      - 0 -
        REPORTING        -------------------------------------------------------
          PERSON              7   SOLE DISPOSITIVE POWER
           WITH
                                     - 3,755,255 -
                         -------------------------------------------------------
                              8   SHARED DISPOSITIVE POWER

                                     - 0 -
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        - 3,755,255 -
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        28.7%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING*

        PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------                                  ---------------------
  CUSIP No. 753817 10 5                                     Page 3 of 9 Pages
            -----------                                         ---  ---
-------------------------                                  ---------------------



--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Greylock Equity GP Limited Partnership
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [  ]

                                                                   (b) [  ]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                              5   SOLE VOTING POWER

         NUMBER OF                   - 3,755,255 -
          SHARES         -------------------------------------------------------
       BENEFICIALLY           6   SHARED VOTING POWER
         OWNED BY
           EACH                      - 0 -
        REPORTING        -------------------------------------------------------
          PERSON              7   SOLE DISPOSITIVE POWER
           WITH
                                     - 3,755,255 -
                         -------------------------------------------------------
                              8   SHARED DISPOSITIVE POWER

                                     - 0 -
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        - 3,755,255 -
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        28.7%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING*

        PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------                                  ---------------------
  CUSIP No. 753817 10 5               13G                    Page 4 of 9 Pages
            -----------                                          ---  ---
-------------------------                                  ---------------------



--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Henry F. McCance
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [  ]

                                                                   (b) [  ]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                              5   SOLE VOTING POWER

         NUMBER OF                   - 3,755,255 -
          SHARES         -------------------------------------------------------
       BENEFICIALLY           6   SHARED VOTING POWER
         OWNED BY
           EACH                      - 0 -
        REPORTING        -------------------------------------------------------
          PERSON              7   SOLE DISPOSITIVE POWER
           WITH
                                     - 0 -
                         -------------------------------------------------------
                              8   SHARED DISPOSITIVE POWER

                                     - 0 -
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        - 3,755,255 -
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        28.7%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING*

        IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.
              (a)  Name of Issuer:
                   --------------

                   Raptor Systems, Inc.

              (b)  Address of Issuer's Principal Executive Office:
                   ----------------------------------------------

                   69 Hickory Drive
                   Waltham, MA 02154

Item 2.
              (a)  Name of Person Filing:
                   ---------------------

                   Greylock Equity Limited Partnership ("GELP") and Greylock Equity GP Limited Partnership ("GEGPLP"), the General Partner of GELP, and Henry F. McCance, the Managing General Partner of GEGPLP (the "Managing General Partner").

              (b)  Address of Principal Business Office or, if none, Residence:
                   -----------------------------------------------------------

                   The address of the reporting persons is:

                   One Federal Street
                   Boston, Massachusetts 02110

              (c)  Citizenship:
                   -----------

                   GELP is a limited partnership organized under the laws of the State of Delaware. GEGPLP is a limited partnership organized under the laws of the State of Delaware. The Managing General Partner is a citizen of the United States.

              (d)  Title of Class of Securities:
                   ----------------------------

                   Common Stock, par value $.001 per share (the "Common Stock").

              (e)  CUSIP Number:
                   ------------

                   753817 10 5

Item 3.            Description of Person Filing:
                   ----------------------------
                   Not applicable.



                                Page 5 of 9 pages

Item 4.            Ownership(1):
                   ------------

              (a)  Amount Beneficially Owned:
                   -------------------------

                   GELP is the record holder of 3,755,255 shares of Common Stock and may be deemed to beneficially own 3,755,255 shares of Common Stock. GEGPLP, as General Partner of GELP, may be deemed to beneficially own 3,755,255 shares of Common Stock. Mr. McCance, as Managing General Partner of GEGPLP, may be deemed to beneficially own 3,755,255 shares of Common Stock. The filing of this statement shall not be construed as an admission that any of the reporting persons are, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this statement.

              (b)  Percent of Class:
                   ----------------

                   GELP:                     28.7%
                   GEGPLP                    28.7%
                   Mr. McCance:              28.7%

              (c)  Number of shares as to which person has:
                   ---------------------------------------

                   (i) sole voting power; (ii) shared voting power; (iii) sole dispositive power; (iv) shared dispositive power:

                   GELP may be deemed to have sole power to vote and dispose of 3,755,255 shares of Common Stock. GEGPLP, as General Partner of GELP, may be deemed to have the power to vote and dispose of 3,755,255 shares of Common Stock. Mr. McCance, as Managing General Partner of GEGPLP, may be deemed to have the power to vote 3,755,255 shares of Common Stock.

Item 5.            Ownership of Five Percent or Less of a Class:
                   --------------------------------------------

                   Not applicable.

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   --------------------------------------------------------
                   Person:
                   ------

                   Not applicable.



--------
    (1)        As of December 31, 1996.



                                Page 6 of 9 pages

Item 7.            Identification and Classification of the Subsidiary which
                   ---------------------------------------------------------
                   Acquired the Security Being Reported on by the Parent
                   -----------------------------------------------------
                   Holding Company:
                   ---------------

                   Not applicable.

Item 8.            Identification and Classification of Members of the Group:
                   ---------------------------------------------------------

                   Not applicable.

Item 9.            Notice of Dissolution of Group:
                   ------------------------------

                   Not applicable.

Item 10.           Certification:
                   -------------

                   Not applicable.














                                Page 7 of 9 pages

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                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED:    February 12, 1997


                                  GREYLOCK EQUITY LIMITED PARTNERSHIP


                                  By: Greylock Equity GP Limited Partnership
                                      General Partner

                                  By:  /s/ Henry F.McCance
                                       -----------------------------
                                       Henry F. McCance
                                       Managing General Partner


                                  GREYLOCK EQUITY GP LIMITED PARTNERSHIP


                                  By:  /s/ Henry F.McCance
                                       -----------------------------
                                       Henry F. McCance
                                       Managing General Partner


                                  /s/ Henry F.McCance
                                  ----------------------------------
                                  Henry F. McCance



                                Page 8 of 9 pages